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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (AMENDMENT NO.         7           )*



                       SHELBY WILLIAMS INDUSTRIES, INC.
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                               (Name of Issuer)

                          Common Stock $.05 par value
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                        (Title of Class of Securities)


                                  822135 10 9
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                                (CUSIP Number)

                        Walter Roth, D'Ancona & Pflaum
111 East Wacker Drive, Suite 2800, Chicago, IL 60601  Tel.# (312) 580-2020
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  May 5, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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  CUSIP NO. 822135 10 9                                      PAGE 2 OF 7 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MANFRED STEINFELD
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4    N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.A.

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                          SOLE VOTING POWER
                     7    985,500
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    57,553

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    985,500
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   57,553

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,043,053


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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

                                       2
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    11.9

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      TYPE OF REPORTING PERSON*
14    IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       3
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ITEM 1.  SECURITY AND ISSUER.
-----------------------------

     This Amendment No. 7 to Schedule 13D relates to the shares of common stock, $.05 par value of Shelby Williams Industries, Inc. (the "Company"). The address of the principal executive offices of the Company is Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.

ITEM 2. IDENTITY AND BACKGROUND.
-------------------------------

     (a) Manfred Steinfeld ("Steinfeld").

     (b) Suite 11-111, Merchandise Mart, Chicago, Illinois 60654.

     (c) Steinfeld is Chairman of the Executive Committee of the Company, whose principal business is the designing, manufacturing, and distribution of products for the contract furniture business.

     (d) During the last five years, Steinfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Steinfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Steinfeld is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

     Items (a), (b), (d), (e), (f), (g), (h), (i) and (j) of Item 4 are hereby amended as follows:

     This Amendment No. 7 relates to a tender offer by SY Acquisition Inc., a Delaware corporation ("Purchaser" or "Offeror") and a wholly owned subsidiary of Falcon Products, Inc., a Delaware corporation ("Parent" or "Falcon"). Purchaser disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated May 12, 1999 its intention to purchase all outstanding Shares at a price of $16.50 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits 1 and 2, respectively, to this Amendment No. 7 to Schedule 13D and are incorporated herein by reference.

                                       4
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     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 5, 1999 among Falcon, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions contained in the Merger Agreement, Purchaser shall be merged with and into the Company (the "Merger") in accordance with the Delaware General Corporation Law ("DGCL"), the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 3 to this Amendment No. 7 to Schedule 13D and is incorporated herein by reference.

     As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement and incurring the liabilities therein, Manfred Steinfeld entered into certain stockholder agreements concurrently with the execution and delivery of the Merger Agreement. The Stockholder Agreements are attached as Exhibits 4 and 5 to this Amendment No. 7 to Schedule 13D, and are hereby incorporated herein by reference. Pursuant to the Stockholder Agreements, Mr. Steinfeld has agreed, among other things, to grant Parent an irrevocable proxy for the term of the Stockholder Agreements with respect to the voting of the shares over which he has voting control (the "Shares") in favor of the Merger and against any other takeover proposal with respect to such Shares. Mr. Steinfeld has also agreed to tender his Shares upon the direction of Purchaser and not to withdraw his Shares so long as the Stockholder Agreements remain in effect. The Stockholders Agreements will terminate on the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement.

       During the period ("Restricted Period") from May 5, 1999 through and including the earlier of (i) the Effective Time, and (ii) the termination of the Stockholder Agreements, Mr. Steinfeld has agreed not to: (A) except pursuant to the terms of the Stockholder Agreements and except for the tender of Shares in the Offer, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to do so; (B) except pursuant to the terms of the Stockholder Agreements, grant any proxies (other than proxies relating to the election of management's slate of directors at an annual meeting of the Company's stockholders, and other routine matters which would not require the filing of a preliminary proxy statement under Rule 14a-6(a) of the Exchange Act), or powers of attorney, deposit any of his Shares in a voting trust or enter into a voting agreement with respect to any of their Shares; or (C) take any action that would make any representation or warranty contained in the Stockholder Agreements untrue or incorrect or have the effect of impairing the ability of Mr. Steinfeld to perform his obligations under the applicable Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated by the applicable Stockholder Agreement and the Merger Agreement.

                                       5
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     (a) Steinfeld owns beneficially 1,043,053 shares (11.9%) of the Company's outstanding common stock, consisting of the following: (i) 300,000 shares held by The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95 (the "CRT"); (ii) 685,500 shares held by the Manfred Steinfeld Irrevocable Trust UTA 9/5/97 (the "Living Trust"); (iii) 488 shares held by The Steinfeld Foundation, an Illinois not-for-profit corporation with three directors; and (iv) 57,065 shares held by Steinfeld as one of four trustees of the Company's Employee Stock Ownership Plan ("ESOP"). Steinfeld disclaims beneficial ownership of the shares listed in (iii) and (iv) of the preceding sentence.

     (b) Steinfeld has sole power to vote and dispose of 985,500 shares; shared voting and investment power with Fern Steinfeld (wife of Steinfeld) and Paul N. Steinfeld (son of Steinfeld) as to 488 shares held by The Steinfeld Foundation, of which Steinfeld, Fern Steinfeld and Paul N. Steinfeld are trustees; and shared voting and investment power with Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell, trustees, as to the 57,065 shares held by the trustees of the ESOP described in paragraph (a) above. Steinfeld is settlor and a trustee of the CRT with sole power as trustee to vote and dispose of the 300,000 shares of the Company's common stock held by the CRT; Fern Steinfeld is the other trustee of the CRT. Paul N. Steinfeld is trustee of the Living Trust but does not possess voting or investment power with respect to shares of the Company's common stock held by the Living Trust; the Living Trust provides that, individually (and not in a fiduciary capacity), Steinfeld shall have the sole power with respect to any action or inaction concerning such shares, including but not limited to voting powers with respect to such shares and investment power, including the power to retain or dispose or direct the disposition of such shares. The business address of Fern Steinfeld is the same as Steinfeld, and her present principal occupation is housewife. The business address of each of Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell is Shelby Williams Industries, Inc., 150 Shelby Williams Drive, Morristown, Tennessee 37813, and the present principal occupation of each such person is as an executive officer of the Company. All of the persons identified in this paragraph are citizens of the United States of America and none has been involved during the last five years in any of the matters described in Item 2(d) or (e).

     (c) No transactions in the Shares have been effected in the last 60 days by Mr. Steinfeld.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Both the CRT and the Living Trust provide that Steinfeld retains sole power to vote and dispose of shares of the Company held by said Trusts. With respect to certain stockholder agreements entered into by Mr. Steinfeld regarding such shares, see Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

     Exhibit 1 Offer to Purchase, dated May 12, 1999. (Incorporated by reference to Exhibit 1 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 2 Letter of Transmittal. (Incorporated by reference to Exhibit 1 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

                                       6
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     Exhibit 3    Agreement and Plan of Merger, dated May 5, 1999, among Falcon,
Purchaser and the Company. (Incorporated by reference to Exhibit 3 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 4 Stockholder Agreement, dated May 5, 1999, among The Manfred Steinfeld Irrevocable Trust UTA 9/5/97, Manfred Steinfeld, Falcon and Purchaser. (Incorporated by reference to Exhibit 8 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 5 Stockholder Agreement, dated May 5, 1999, among The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95, Manfred Steinfeld, Falcon and Purchaser. (Incorporated by reference to Exhibit 9 to the Company's
Schedule 14D-9, filed with the  Commission on May 12, 1999).

     Exhibit 6 Supplement to Merger Agreement, dated May 5, 1999. (Incorporated by reference to Exhibit 12 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

                                   SIGNATURE.
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 1999

                                             /s/ Manfred Steinfeld
                                             _______________________
                                             Manfred Steinfeld

                                       7
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                  Exhibits to Amendment No. 7 to Schedule 13D
                       of Manfred Steinfeld  relating to
          Shares of Shelby Williams Industries, Inc. (the "Company")


Exhibit No.
-----------

     Exhibit 1 Offer to Purchase, dated May 12, 1999. (Incorporated by reference to Exhibit 1 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 2 Letter of Transmittal. (Incorporated by reference to Exhibit 1 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 3 Agreement and Plan of Merger, dated May 5, 1999, among Falcon, Purchaser and the Company. (Incorporated by reference to Exhibit 3 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 4 Stockholder Agreement, dated May 5, 1999, among The Manfred Steinfeld Irrevocable Trust UTA 9/5/97, Manfred Steinfeld, Falcon and Purchaser. (Incorporated by reference to Exhibit 8 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

     Exhibit 5 Stockholder Agreement, dated May 5, 1999, among The Fern and Manfred Steinfeld Charitable Remainder Trust UTA 10/17/95, Manfred Steinfeld, Falcon and Purchaser. (Incorporated by reference to Exhibit 9 to the Company's
Schedule 14D-9, filed with the  Commission on May 12, 1999).

     Exhibit 6 Supplement to Merger Agreement, dated May 5, 1999. (Incorporated by reference to Exhibit 12 to the Company's Schedule 14D-9, filed with the Commission on May 12, 1999).

                                       8